Exhibit (d)(4)

GOLUB CAPITAL BDC, INC.

NOTICE TO STOCKHOLDERS WHO ARE ACTING AS NOMINEES

Up to 33,451,902 Shares of Common Stock Issuable Upon Exercise of Transferable Rights

April 8, 2020

Dear Stockholder:

Enclosed for your consideration is a prospectus supplement, dated April 1, 2020 (as amended and supplemented from time to time, the “Prospectus Supplement”), and the accompanying prospectus, dated June 27, 2019 (together with the Prospectus Supplement, the “Prospectus”), relating to the offering by Golub Capital BDC, Inc. (the “Company”) of transferable subscription rights (the “Rights”) to subscribe for up to an aggregate of 33,451,902 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). The rights will be issued to stockholders of record (the “Record Date Stockholders”) as of 5:00 p.m., New York City time, on April 8, 2020 (the “Record Date”). The Rights are offered on the terms and subject to the conditions described in the Prospectus.

The Rights may be exercised at any time during the subscription period, which commences on April 9, 2020 and ends at 5:00 p.m., New York City time, on May 6, 2020, unless extended by the Company in its sole discretion (the “Expiration Date”). The Rights are transferable and are expected to be listed for trading on the Nasdaq Global Select Market under the symbol “GBDCR.” The Common Stock is listed on the Nasdaq Global Select Market under the symbol “GBDC.”

As described in the Prospectus, each Record Date Stockholder is entitled to receive one Right for each four outstanding shares of Common Stock owned on the Record Date. The Rights entitle the holder thereof to purchase one new share of Common Stock for every one Right held (the “Primary Subscription”) at the subscription price (the “Subscription Price”), to be calculated as described in the Prospectus as of the Expiration Date. Record Date Stockholders who fully exercise their Rights pursuant to the Primary Subscription will be entitled to subscribe, on the terms and subject to the conditions set forth in the Prospectus, including pro-ration, for additional shares that remain unsubscribed as a result of any unexercised Rights. In addition, any non-Record Date Stockholders who exercise Rights are entitled to subscribe for remaining shares that are not otherwise subscribed for by Record Date Stockholders pursuant to their over-subscription privileges, on the terms and subject to the conditions set forth in the Prospectus. We refer to these over-subscription privileges as the “Over-Subscription Privileges.”

The Subscription Price per share will be 92.5% of the volume-weighted average of the sales prices of our shares of Common Stock on the Nasdaq Global Select Market for the five consecutive trading days ending on the Expiration Date. As a result, the Company is requiring that Rights holders who wish to exercise their Rights deliver to the subscription agent (the “Subscription Agent”) the estimated subscription price of $11.45 per share (the “Estimated Subscription Price”) on or before the Expiration Date, except as otherwise indicated in the Section entitled “The Offering—Payment for Shares” in the Prospectus Supplement. In the event that the Subscription Price exceeds the Estimated Subscription Price, an invoice will be sent for any additional amounts due. Payment for such additional amounts, if any, must be made within ten business days after the confirmation date. In the event the Subscription Price is less than the Estimated Subscription Price, the Subscription Agent will mail a refund to exercising Rights holders. No interest will be paid on amounts refunded.

The Rights will be evidenced by subscription rights certificates (the “Subscription Rights Certificates”) registered in your name or the name of your nominee. Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for every four shares of Common Stock owned by such beneficial owner as of the Record Date. No fractional shares of Common Stock will be issued pursuant to the Rights.

Rights holders who exercise their Rights will have no right to rescind their subscription after receipt of their completed Subscription Rights Certificates together with payment for shares or a notice of guaranteed delivery by the Subscription Agent.

We are asking persons who hold shares of Common Stock beneficially, and who have received the Rights distributable with respect to those shares through a broker-dealer, trust company, bank or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.

If you exercise the Over-Subscription Privilege on behalf of beneficial owners of Rights, you will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Over-Subscription Privilege, as to the aggregate number of Rights that have been exercised pursuant to the Primary Subscription, whether the Rights exercised pursuant to the Primary Subscription on behalf of each beneficial owner for which you are acting have been exercised in full and the number of shares of Common Stock being subscribed for pursuant to the Over-Subscription Privilege by each beneficial owner of Rights on whose behalf you are acting.

Enclosed are copies of the following documents:

1. Prospectus;

2. Letter to the Company’s Stockholders, dated April 1, 2020;

3. A form of letter which may be sent to beneficial holders of the Company’s Common Stock; and

4. A Notice of Guaranteed Delivery.

Rights not exercised on or prior to the Expiration Date will expire, except as otherwise indicated in the Section entitled “The Offering—Payment for Shares” in the Prospectus Supplement.

Additional copies of the enclosed materials may be obtained from the Information Agent, Broadridge Corporate Issuer Solutions, Inc., toll-free at the following telephone number: (888) 789-8409.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE INFORMATION AGENT, TOLL-FREE AT THE FOLLOWING TELEPHONE NUMBER: (888) 789-8409 SOLUTIONS, INC., THE INFORMATION or via email at shareholder@broadridge.com.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE DEALER-MANAGERS, THE SUBSCRIPTION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.